Exhibit 12.2

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	Twelve Months Ended December 31,
	2016		2015		2014		2013		2012
(dollar amounts in thousands of dollars)
Earnings:
Income before income taxes	$919,762		$913,605		$852,985		$868,756		$833,581
Add: Fixed charges, excluding interest on deposits and preferred stock dividends	181,235		99,613		70,692		57,027		74,379
Earnings available for fixed charges, excluding interest on deposits	1,100,997		1,013,218		923,677		925,783		907,960
Add: Interest on deposits	102,004		82,174		86,453		116,241		162,167
Earnings available for fixed charges, including interest on deposits	$1,203,001		$1,095,392		$1,010,130		$1,042,024		$1,070,127
Fixed Charges:
Interest expense, excluding interest on deposits	$160,791		$81,610		$52,868		$39,788		$57,572
Interest factor in net rental expense	20,444		18,003		17,824		17,239		16,807
Preferred stock dividends	65,274		31,873		31,854		31,869		31,989
Total fixed charges, excluding interest on deposits	246,509		131,486		102,546		88,896		106,368
Add: Interest on deposits	102,004		82,174		86,453		116,241		162,167
Total fixed charges, including interest on deposits	$348,513		$213,660		$188,999		$205,137		$268,535
Ratio of Earnings to Fixed Charges and Preferred Stock Dividends
Excluding interest on deposits	4.47	X	7.71	X	9.01	X	10.41	X	8.54
Including interest on deposits	3.45	X	5.13	X	5.34	X	5.08	X	3.99